Exhibit 99.3

NYSE to Suspend W.P. Stewart & Co., Ltd. and Moves to Remove from the List

NEW YORK, January 5, 2009 -- NYSE Regulation, Inc. (“NYSE Regulation”) announced today that it determined that the common stock of W.P. Stewart & Co., Ltd. (the “Company”) -- ticker symbol WPL -- should be suspended prior to the market opening on January 9, 2009, or such earlier date as the Company commences trading in another securities marketplace or if there is material adverse development. The Company expects to continue trading on the over-the-counter market that same day under a symbol yet to be determined, and also expects to continue to be listed and eligible for trading on the Bermuda Stock Exchange.

The decision to suspend the Company’s common stock was reached in view of the fact that the Company has recently fallen below the New York Stock Exchange’s (“NYSE”) continued listing standard regarding average global market capitalization over a consecutive 30 trading day period of not less than $25 million, which is the minimum threshold for listing.

The Company had previously fallen below the NYSE’s continued listing standard for average closing price of less than $1.00 over a consecutive 30 trading day period, as well as average global market capitalization over a consecutive 30 trading day period of not less than $75 million and latest reported shareholders’ equity of not less than $75 million. The Company had recently effected a share consolidation to address the $1.00 minimum closing price criteria and had the option to submit business plan materials regarding the $75 million market capitalization and shareholders’ equity criterion; however, in light of the subsequent non-compliance with the aforementioned minimum market capitalization standard this plan process is no longer available.

The NYSE will make the appropriate filings with the U.S. Securities and Exchange Commission pending the completion of its applicable procedures, as the Company has informed the NYSE that it will not challenge this determination. The NYSE noted that it may, at any time, suspend a security if it believes that continued dealings in the security on the NYSE are not advisable.

Company contact:

Fred M. Ryan

441.295.8585

See Section 802.00 of the NYSE Listed Company Manual for continued listing criteria and procedure for delisting

Contact: Scott Peterson

Phone: 212.656.4089

Email: speterson@nyx.com